

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 17, 2017

James Benson
Chief Financial Officer
Akamai Technologies, Inc.
150 Broadway
Cambridge, MA 02142

    Re: Akamai Technologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed February 28, 2017
           File No. 000-27275

Dear Mr. Benson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Kathleen Collins

               Kathleen Collins
               Accounting Branch Chief
               Office of Information Technologies
               and Services